As filed with the Securities and Exchange Commision on October 10, 1996

                                                              File Nos. 333-9079
                                                                        811-7733

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company, a Delaware business trust, hereby notifies the Securities and Exchange Commission that it hereby amends its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment to such notification of registration submits the following information:




Name:      PIONEER WORLD EQUITY FUND
           a Delaware business trust
           (previously named Pioneer
            Global Equity Fund)

   Address of Principal Business Office (No. & Street, City, State Zip Code):

                  60 State Street, Boston, Massachusetts 02109

Telephone Number (including area code):     (617) 742-7825
                                            --------------

Name and Address of Agent for Service of Process:

                             Joseph P. Barri, Esq.,
                                 Hale and Dorr,
                                 60 State Street
                          Boston, Massachusetts 02109

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:


                        YES / x /                  NO  /   /

* Registrant is filing concurrently herewith a Pre-Effective Amendment to its Registration Statement reflecting its change of name and making certain other changes.

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the President and Trustee of the Registrant has caused this amendment to the Notification of Registration to be duly signed on behalf of the Registrant in the City of Boston and the Commonwealth of Massachusetts on the 10th day of October, 1996.



                                          PIONEER WORLD EQUITY FUND



                                          /s/ John F. Cogan, Jr.
                                          John F. Cogan, Jr.
                                          President



Attest:  /s/Joseph P. Barri
         Joseph P. Barri,
         Secretary